                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: February 27, 2003           By:  /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

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                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

              SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:  REPORTING ISSUER

                  AT&T Canada Inc.
                  Suite 1600
                  200 Wellington Street West
                  Toronto ON  M5V 3G2

ITEM 2:  DATE OF MATERIAL CHANGE

                  February 20, 2003

ITEM 3:  PRESS RELEASE

                  The attached press release was issued by AT&T Canada Inc. on February 20, 2003.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

                  On February 20, 2003 AT&T Canada Inc. ("AT&T Canada" or the "Company") announced that its proposed restructuring plan (the "Plan") which was filed by AT&T Canada on January 22, 2003, was approved by 91% of AT&T Canada's public bondholders and other affected creditors that voted, representing 99% of the total value of affected claims that were voted at a meeting held that day.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

                  See the attached press release of AT&T Canada Inc. which is hereby incorporated by reference.

ITEM 6:  RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

                  Not applicable.

ITEM 7:  OMITTED INFORMATION

                  Not applicable.


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                                     -2-


ITEM 8:  SENIOR OFFICER - FOR FURTHER INFORMATION CONTACT:

                  For further information, contact Scott Ewart at (416) 345-2000

ITEM 9:  STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.

                  DATED at Toronto, Ontario this ______ day of February, 2003.

                                     AT&T CANADA INC.


                                     By:
                                        ----------------------------------------
                                        Name: Scott Ewart
                                        Title: Senior Vice President and General
                                               Counsel and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                       [LOGO]


             AT&T CANADA'S RESTRUCTURING PLAN APPROVED BY CREDITORS

    PLAN APPROVED BY 91% OF CREDITORS REPRESENTING 99% OF THE TOTAL VALUE OF
                             AFFECTED CLAIMS VOTED

        COMPANY ON TRACK TO EMERGE FROM CCAA PROCEEDINGS ON APRIL 1, 2003


TORONTO, ON (FEBRUARY 20, 2003) -- AT&T Canada Inc. today announced that its restructuring plan ("the Plan") was approved by bondholders and other affected creditors at a meeting held this morning to consider and vote upon the Plan filed by AT&T Canada on January 22, 2003. The Plan was approved by 91% of these bondholders and other affected creditors that voted, representing 99% of the total value of affected claims that were voted at the meeting.

As previously reported, the Plan will restructure the Company's balance sheet and equity, afford a means to the best available recovery for its bondholders and other affected creditors, and provide AT&T Canada with the capital structure needed to support long-term growth.

"We greatly appreciate the overwhelming endorsement of our restructuring plan shown by our bondholders and other affected creditors," said Purdy Crawford, Chairman of the Company's Board of Directors. "I would especially like to acknowledge the constructive and positive contributions made by the Restricted Bondholder Committee and their representatives throughout this process. I would also like to acknowledge the hard work and support of our management team, employees, customers and suppliers during the restructuring period. We believe the implementation of the Plan is in the best interests of our bondholders and other affected creditors and provides AT&T Canada the potential to be a highly competitive leader in the Canadian telecom marketplace."

"With the support of our bondholders and other affected creditors, we have achieved an important milestone in our strategy to become a strong and fully independent competitor in the Canadian telecommunications marketplace with positive cash flow and no long-term debt," said John McLennan, AT&T Canada's Vice Chairman and CEO. "With today's vote in favour of the plan, AT&T Canada is positioned to exit the CCAA process on April 1. Going forward, we will maximize value to our customers and provide attractive long-term growth potential for our new shareholders."


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On February 25, 2003, the Company will ask the Court to sanction the Plan.
Subject to Court approval, AT&T Canada expects to emerge from CCAA proceedings on April 1, 2003.


ABOUT THE COMPANY:
AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.

NOTE FOR INVESTORS:
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -30-

FOR FURTHER INFORMATION:

MEDIA:
May Chiarot, (416) 345-2342, may.chiarot@attcanada.com;
                             -------------------------

INVESTORS AND ANALYSTS:
Brock Robertson, (416) 345-3125, brock.robertson@attcanada.com;
                                 -----------------------------
Dan Coombes, (416) 345-2326, dan.coombes@attcanada.com
                             -------------------------